FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January, 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Media
Information
                                27 January 2005

                  BG Group Appoints New Non-Executive Director


BG Group plc has today announced the appointment of Baroness Hogg as a non-executive Director.

Sarah Hogg, 58, is Chairman of 3i, Europe's leading venture capital company. She is also Deputy Chairman of GKN plc, where she will be retiring after nine years on the Board of GKN at the end of this year. She is a Director of Carnival Corporation and Carnival plc, Chairman of Frontier Economics Ltd and a member of the Financial Reporting Council.

As Head of the Prime Minister's Policy Unit from 1990 to 1995, Sarah Hogg was closely involved in the programmes of privatisation and private finance, performance measurement in public services and international economic issues. Before that she was responsible for the economics coverage of a number of Britain's most respected publications, including The Economist, The Times and the Daily Telegraph.

She was involved in the start-up of The Independent, with responsibility for hiring and managing its award-winning business team from 1986 to 1989. She was created a Life Peer in the 1995 New Year's Honours List.

Commenting on the appointment, the Chairman, Sir Robert Wilson, said "The BG Board is delighted to make this appointment. BG is in a period of very rapid growth. Sarah's insight and experience will be valuable additions to our resources."

As required by Section 16.4(a) of the Listing Rules, a schedule giving details of all directorships held by Baroness Hogg in publicly-quoted companies at any time in the previous five years, is attached to this announcement.

BG Group plc confirms that there are no details to be disclosed under Section 16.4(b).

Notes to Editors

BG Group works across the spectrum of the gas chain, with an operational strategy to develop gas markets and construct infrastructure in tandem with its exploration interests. Active on five continents in some 20 countries, it operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation. BG's core asset areas are in the UK, North America, Southern Cone, Egypt, Kazakhstan, India and Trinidad & Tobago.

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Enquiries:

 Jonathan Miller
 Head of Communications                     + 44 (0) 118 929 3188

 Chris Lloyd
 Head of Investor Relations                 + 44 (0) 118 929 3018

 www.bg-group.com

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Schedule of directorships held by Baroness Hogg in publicly-quoted companies in the past five years


Name of Company                         Date of          Current/Date of
                                        Appointment      resignation

3i Group plc                            09/07/1997       Current
Carnival plc (formerly P&O Princess     18/09/2000       Current
Cruises plc)
GKN plc                                 19/06/2001       Until end 2005
Peninsular and Oriental Steam           31/03/1999       20/10/2000
Navigation Company
GKN Holdings plc                        04/11/1996       05/10/2001
F & C Smaller Companies plc             20/03/1995       29/07/2002
Martin Currie Portfolio Investment      28/01/1999       31/12/2002
Trust plc






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 January 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary